Mail Stop 0309

							March 7, 2005


Raghunath Kilambi
Chief Executive Officer
Swiss Media Inc.
53 Yonge Street, Third Floor
Toronto, Ontario, Canada  M5E 1J3

Re:	Swiss Media Inc.
	Registration Statement on Form SB-2
	File Number 333-122817

Dear Mr. Kilambi:

      This is to advise you that we have limited our review of the above referenced registration statements to only the issues identified below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. It appears your audited financial statements will need to be updated to reflect the period ended December 31, 2004 prior to seeking effectiveness of the registration statement. Please provide this information in your next amendment.

Share Acquired in Transactions with Swiss Media, page 11

2. You indicate in this section and elsewhere in the document that Cornell Capitals intends to sell "up to 250,985 shares of common stock, 129,033 of which were received from you on December 30, 2004 as a commitment fee in the amount of $40,000 under a now-terminated Standby Equity Distribution Agreement and up to121,952 shares which will be received on December 23, 2005, as a balance of a commitment fee in the amount of $50,000, assuming the Company`s stock price does not increase or decrease considerably (which will be valued on that date, based on the lowest volume weighted average price) under a now-terminated Standby Equity Distribution Agreement."
Please revise your discussion to address the following:

* explain in better detail the nature of the commitment fees owed to
Cornell Capital;

* discuss whether you could issue Cornell Capital more than the stated number of shares due to fluctuations in the price of your common stock, how the number of additional shares would be determined, and the fact that you would need to file another registration statement to cover additional shares if you issue more shares that what you have registered in this document; and

* include a table setting forth the number of shares that could be issued to Cornell Capital based on fluctuating stock prices of the Company`s common stock, including the current amount of shares that you may issue based on the current market price as well as in the event that the price of our common stock declines.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;



* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please contact Song Brandon at (202) 942-2831, Suzanne
Hayes,
Legal Branch Chief at (202) 942-1789 or me at (202) 942-1840 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director


cc:	Clayton E. Parker, Esq.
	Kirkpatrick & Lockhart Nicholson Graham LLP
	201 S. Biscayne Boulevard, Suite 2000
	Miami, Florida  33131


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